Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Final summarized voting map

According to CVM Instruction Nº 481/09, **Itaú Unibanco Holding S.A.** ("Company") discloses the final summarized voting map related to the consolidation of remote voting instructions and voting instructions exclusively digitally for each item presented in the remote voting form, about the matters submitted for resolution at its and Extraordinary Stockholders' Meeting held on January 31, 2021 at 11:00 a.m. exclusively held online, is presented below:

Item	Description - extraordinary agenda	Candidates	Voting	Number of shares	% over total voting
1	Resolve on the "Protocol and Justification" in which the terms and conditions for the partial spin-off of Itaú Unibanco S.A. are set out, with the merger, into the Company, of the spun-off portion related to the interest of Itaú Unibanco S.A. representing 41.05% of XP Inc.'s capital stock ("Transaction 1"):		Approve	4,570,743,786	99.97382
			Reject	-	-
			Abstain	1,197,113	0.02618
2	Approve the appointment and engagement of PricewaterhouseCoopers AuditoresIndependentes - PwC as the expert firm responsible for preparing the appraisal report of the stockholders' equity of Itaú Unibanco S.A. to be merged into the Company ("Appraisal Report 1"):		Approve	4,570,742,576	99.97379
			Reject	-	-
			Abstain	1,198,323	0.02621
3	Resolve on the Appraisal Report 1, based on the balance sheet of Itaú Unibanco S.A. as of September 30, 2020:		Approve	4,570,742,576	99.97379
			Reject	-	-
			Abstain	1,198,323	0.02621
4	Resolve on Transaction 1, with no increase in the Company's capital stock:		Approve	4,570,743,786	99.97382
			Reject	-	-
			Abstain	1,197,113	0.02618
5	If aforementioned items 1 to 4 are approved, then resolve on the "Protocol and Justification" in which the terms and conditions for the partial spin-off of the Company are set out, with reduction of its capital stock and transfer of the spun off portion representing 41.05% of XP Inc.'s capital stock to a new company ("Newco") to be incorporated for such purpose on the date this Extraordinary General Stockholders' Meeting is held ("Transaction 2"):		Approve	4,570,743,786	99.97382
			Reject	-	-
			Abstain	1,197,113	0.02618
6	Approve the appointment and engagement of PricewaterhouseCoopers AuditoresIndependentes - PwC as the expert firm responsible for preparing the appraisal report of the stockholders' equity of Itaú Unibanco S.A. to be spun off and transferred to Newco ("Appraisal Report 2"):		Approve	4,570,742,576	99.97379
			Reject	-	-
			Abstain	1,198,323	0.02621
7	Resolve on the Appraisal Report 2, based on the balance sheet of the Company as of September 30, 2020:		Approve	4,570,742,576	99.97379
			Reject	-	-
			Abstain	1,198,323	0.02621
8	Resolve on Transaction 2 and the resulting set-up of a NewCo, to be incorporated for such purpose on the date this Extraordinary General Stockholders' Meeting is held, with the issue of 4,958,290,359 common and 4,845,844,989 NewCo preferred shares to be assigned to the Company's stockholders in the same proportion of their interest in its capital, and approve the draft of NewCo's bylaws, which is attached to the "Protocol and Justification" for Transaction 2:		Approve	4,570,743,786	99.97382
			Reject	265,000	0.00580
			Abstain	932,113	0.02039
10	Elect the members of the Board of Directors for the next annual term of office, which will be in force until the date the members elected at the 2021 Annual General Stockholders' Meeting take office:	Geraldo José Carbone	Approve	4,570,030,290	99.95821
			Reject	706,517	0.01545
			Abstain	1,204,092	0.02634
11	Elect the members of the Board of Directors for the next annual term of office, which will be in force until the date the members elected at the 2021 Annual General Stockholders' Meeting take office:	Maria Helena dos Santos Fernandes de Santana	Approve	4,570,030,290	99.95821
			Reject	706,517	0.01545
			Abstain	1,204,092	0.02634
12	Elect the members of the Board of Directors for the next annual term of office, which will be in force until the date the members elected at the 2021 Annual General Stockholders' Meeting take office:	Roberto Egydio Setubal	Approve	4,570,036,290	99.95834
			Reject	706,517	0.01545
			Abstain	1,198,092	0.02621
13	Resolve on the amount allocated to the overall compensation of the members of the NewCo's Board of Officers and Board of Directors in the overall amount of R$633,000.00:		Approve	4,567,089,760	99.89389
			Reject	1,865,296	0.04080
			Abstain	2,985,843	0.06531
14	Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions:		Approve	4,570,742,576	99.97379
			Reject	1,210	0.00003
			Abstain	1,197,113	0.02618
15	Amend items 7.1. and 7.1.4 of the Company's Bylaws to change the frequency of election and period of term of office for the members of the Audit Committee from annual to every five years:		Approve	4,570,612,897	99.97095
			Reject	122,489	0.00268
			Abstain	1,205,513	0.02637
16	Consolidate the Bylaws by including (i) the amendment mentioned in foregoing item "15"; and (ii) the capital reduction as a result of Transaction 2, in accordance with item 5 hereof:		Approve	4,570,743,786	99.97382
			Reject	-	-
			Abstain	1,197,113	0.02618
17	New wording of item 9, above: 9. If item 8 above is approved: Set at four (4) the number of positions to be filled at the NewCo's Board of Directors:		Approve	4,550,552,572	99.83843
			Reject	6,000	0.00013
			Abstain	7,358,005	0.16143
18	Elect the members of the Board of Directors for the next annual term of office, which will be in force until the date the members elected at the 2021 Annual General Stockholders' Meeting take office:	Demosthenes Madureira de Pinho Neto	Approve	4,550,674,082	99.84110
			Reject	-	-
			Abstain	7,242,495	0.15890

São Paulo-SP, January 31, 2021.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence